QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25	SEC FILE NUMBER 1-8722 CUSIP NUMBER 553531104

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

☒ For Period Ended: September 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
MSC.SOFTWARE CORPORATION Full Name of Registrant
MACNEAL SCHWENDLER CORP Former Name if Applicable
2 MacArthur Place Address of Principal Executive Office (Street and Number)
Santa Ana, California 92707 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate) ☒

(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        As of September 30, 2002 the Company was out of compliance with certain required financial covenants of the Company's Revolving Credit and Term Loan Agreement ("Term Loan"). The Company is currently negotiating an amendment or refinance of the Term Loan, the outcome of which will materially impact the disclosures in the Company's Form 10-Q for the quarter ended September 30, 2002. The Company expects to conclude its negotiations and file the Form 10-Q by the extended deadline.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Louis A. Greco (714) 540-8900
(Name) (Area Code) (Telephone Number)

(2)
Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes    ☐ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Attached hereto is a copy of the Company's earnings release, dated October 23, 2002, which is incorporated herein by reference.

MSC.SOFTWARE CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2002	By	/s/ LOUIS A. GRECO LOUIS A. GRECO Chief Financial Officer

        INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Earnings Release Dated 10/23/02 at 6:00am PT:

MSC.SOFTWARE REPORTS THIRD QUARTER
REVENUE GROWTH OF 29%

10% Growth of Core Business in the Quarter, Excluding Impact of MDI Acquisition

        SANTA ANA, Calif.—October 23, 2002—MSC.Software Corp. (NYSE: MNS), the leading global provider of simulation software, services and systems, today announced financial results for the third quarter ended September 30, 2002.

  •
  Third quarter revenues of $81 million (29% increase); Revenue for nine months ended September 30, 2002 of $242.6 million (56% increase);

  •
  Reported net loss, excluding restructuring and other impairment charges, of $1.7 million compared with net income of $1.0 million in the third quarter last year;

  •
  EPS, excluding restructuring and other impairment charges, of ($0.06) per share, compared with $0.04 per share in the third quarter last year.

        For the third quarter ended September 30, 2002, MSC.Software reported revenue of $81.0 million, an increase of 29% over revenue of $62.7 million for the third quarter last year. The net loss, excluding restructuring and other impairment charges, was $1.7 million or ($0.06) per share compared with net income of $1.0 million or $0.04 per diluted share in the third quarter last year. Net income in the third quarter last year excludes restructuring and other impairment charges of $1.9 million. The net loss in the third quarter this year excludes restructuring and other impairment charges of $6.0 million. Of this amount, approximately $1.0 million related to capitalized software impairment and $5.0 million related to restructuring charges resulting from organization realignment. Including these charges, the reported net loss was $5.8 million or ($0.20) per share, compared with a reported net loss of $0.2 million or ($0.01) per share in the third quarter last year.

        For the nine months ended September 30, 2002, MSC.Software reported revenue of $242.6 million, an increase of 56% over revenue of $156.0 million for the same period last year. The net loss, excluding restructuring and other impairment charges, was $3.6 million or ($0.12) per share compared with net income of $5.2 million or $0.27 per diluted share in the nine month period last year. The reported net loss, including the restructuring and other impairment charges as well as an adjustment for change in accounting principle related to accounting for goodwill, was $53.6 million or ($1.82) per share for the nine months ended September 30, 2002, compared with net income of $4.0 million or $0.21 per diluted share in the nine month period last year. The current nine-month period includes a non-cash charge related to goodwill impairment in the amount of $39.3 million.

        "The sustained downturn in the global business environment, especially among small and medium size manufacturers, has continued to have a negative impact on the opportunities for revenue growth in our markets," said Frank Perna, chairman and chief executive officer of MSC.Software. "We are using our visibility into our global customer base to focus our management attention on matching costs and processing opportunities. The integration of Mechanical Dynamics is on schedule and will be completed by the end of the first quarter FY 2003. Strong opportunities for incremental revenue for the combined product lines are being uncovered in all three world regions."

        "Ending the legal fees associated with the FTC matter and completing our organizational realignment in Q3 has optimized our cost structure and will result in cost-controlled, profitable growth starting in Q4 FY2002. The organizational changes made this year have decreased total operating expenses by approximately $20 million on an annual basis."

        "We continue to remain cautious about the remainder of the year due to uncertainty in world markets. However, we are making great strides in selling complete software, services and systems solutions and increasing our penetration of core accounts, which will help us ride out the current downturn. Our strategy is strong and we are working very hard to help our customers solve problems and develop better products even in these tough times."

Outlook

        Based on current visibility, for the fourth quarter the Company expects revenue to be approximately $93 million with an operating margin of approximately 5%-7%. This will result in EPS of $0.05 to $0.07 per share. For fiscal year 2003, the Company expects revenue of approximately $385 million with an operating margin of 11%.

Regional Information
Americas

        Revenue increased by 17% to $39.8 million in the Americas with new accounts increasing by 200 customers. Significant software, service and systems customers include NASA, Northrop, TI Group Automotive Systems, Firth Rixson Viking and Orbital Sciences. During the third quarter, 40 transactions over $100,000 were signed in the Americas.

Europe

        MSC.Software's European operations saw revenues increase 13% in local currencies and 25% in U.S. dollars to $19.4 million. The total number of new accounts increased by 78 names. Significant software, service and systems customers included Bombardier, Airbus, MAN Technology, FIAT and Visteon. During the third quarter, 17 transactions over $100,000 were signed in Europe.

Asia-Pacific

        In the third quarter, Asia-Pacific revenues increased 63% in local currencies and 66% in U.S. dollars to $21.8 million. The region added 132 new account names in the quarter. Major software, service and systems engagements were signed with Toyota, Fujitsu, Nikon, Kawasaki and Sharp. During the third quarter, 18 transactions over $100,000 were signed in the Asia-Pacific region.

Balance Sheet classification of long-term debt

        The Company has notified its lenders that it is not in compliance with certain covenants required by its Revolving Credit & Term Loan Agreement (the "Loan Agreement"). These covenants include the minimum consolidated Earnings before Income Taxes, Depreciation and Amortization ("EBITDA") for the previous four rolling quarters, the minimum debt to EBITDA ratio and the minimum bi-weekly cash balance requirement. The Company is currently in negotiations with its lenders to amend the covenants of the Loan Agreement and obtain a waiver of the default for the quarter ended September 30, 2002 and is also negotiating a restructuring of the entire debt facility. If the Company is unable to obtain an appropriate amendment and waiver or refinance the amount outstanding under the Loan Agreement prior to the filing date for our report on Form 10-Q, long-term debt associated with the Loan Agreement totaling $35,938,000 at September 30, 2002 will be reclassified to current liabilities.

        MSC.Software's conference call to discuss the third quarter results will be Webcast live today at 8:30 a.m. Pacific (11:30 am Eastern) at the Company's website at http://www.mscsoftware.com/ir. It can also be accessed through the following dial in numbers: US—800.374.0151 or Intl—706.634.4981. An archived version of the conference call will also be available at the Company's website.

About MSC.Software Corporation

        MSC.Software (NYSE: MNS) is the leading global provider of simulation software, with related services and systems, that helps companies make money, save time and reduce costs associated with designing and testing manufactured products. MSC.Software works with thousands of companies in hundreds of industries to develop better products faster by utilizing information technology, software, services and systems. MSC.Software employs more than 1500 people in 22 countries. For additional information about MSC.Software's products and services, please visit www.mscsoftware.com.

        Except for the historical information contained herein, certain matters discussed in this news release constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Other factors which could cause such results to differ materially from those described in the forward-looking statements include delays in developing, completing, or shipping new or enhanced products, the ability to assimilate acquisitions into MSC's operations, foreign currency translations, and other risks and uncertainties that are detailed in the Company's annual report on Form 10-K and other reports filed by the Company with the Securities and Exchange Commission.

(Financial Tables Follow)

MSC.SOFTWARE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)
REVENUE:
Software	$35,303	$32,980	$112,686	$98,906
Services	26,287	15,728	62,955	42,871
Systems	19,440	13,958	66,945	14,204

Total Revenue	81,030	62,666	242,586	155,981

COST OF REVENUE:
Software	5,744	6,836	17,286	18,311
Services	14,976	9,198	39,307	23,389
Systems	17,586	11,175	54,513	11,372

Total Cost of Revenue	38,306	27,209	111,106	53,072

GROSS PROFIT	42,724	35,457	131,480	102,909

OPERATING EXPENSE:
Research and Development	6,589	5,920	19,261	16,339
Selling, General and Administrative	33,763	24,956	109,093	66,600
Restructuring and Other Impairment Charges	6,016	1,894	13,815	1,894
Write-Off of Acquired In-Process R&D	—	—	2,380	—
Amortization of Goodwill and Other Intangibles	1,910	2,726	4,656	8,175

Total Operating Expense	48,278	35,496	149,205	93,008

OPERATING INCOME (LOSS)	(5,554)	(39)	(17,725)	9,901

OTHER EXPENSE (INCOME)
Interest Expense	2,088	1,412	4,434	4,614
Other Expense (Income), Net	876	(1,184)	(600)	(1,374)

Total Other Expense, Net	2,964	228	3,834	3,240

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES AND CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	(8,518)	(267)	(21,559)	6,661
Provision (Benefit) for Income Taxes	(2,720)	(66)	(7,253)	2,651

NET INCOME (LOSS) BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	(5,798)	(201)	(14,306)	4,010
CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	—	—	(39,300)	—

NET INCOME (LOSS)	$(5,798)	$(201)	$(53,606)	$4,010

BASIC EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE CHANGE	$(0.20)	$(0.01)	$(0.49)	$0.22

DILUTED EARNINGS (LOSS) PER SHARE BEFORE CUMULATIVE CHANGE	$(0.20)	$(0.01)	$(0.49)	$0.21

BASIC EARNINGS (LOSS) PER SHARE	$(0.20)	$(0.01)	$(1.82)	$0.22

DILUTED EARNINGS (LOSS) PER SHARE	$(0.20)	$(0.01)	$(1.82)	$0.21

Basic Weighted-Average Shares Outstanding	29,626	24,729	29,379	17,835

Diluted Weighted-Average Shares Outstanding	29,626	24,729	29,379	19,309

PRO FORMA RESULTS
(EXCLUDING RESTRUCTURING AND OTHER IMPAIRMENT CHARGES, WRITE-OFF OF ACQUIRED
IN-PROCESS R&D AND CUMULATIVE CHANGE)

OPERATING INCOME (LOSS)	$462	$1,855	$(1,530)	$11,795
NET INCOME (LOSS)	$(1,727)	$992	$(3,617)	$5,219
BASIC EARNINGS (LOSS) PER SHARE	$(0.06)	$0.04	$(0.12)	$0.29
DILUTED EARNINGS (LOSS) PER SHARE	$(0.06)	$0.04	$(0.12)	$0.27

MSC.SOFTWARE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	September 30, 2002	December 31, 2001
	(Unaudited)
ASSETS
Cash and Investments	$34,591	$89,540
Trade Accounts Receivable, Net	81,367	82,276
Other Current Assets	48,402	26,184

Total Current Assets	164,360	198,000
Property and Equipment, Net	35,678	31,209
Goodwill and Other Intangible Assets, Net	268,100	173,355
Capitalized Software Costs, Net	24,678	25,952
Other Assets	11,218	5,139

Total Assets	$504,034	$433,655

LIABILITIES AND SHAREHOLDERS' EQUITY
Borrowings Under Line of Credit	$6,728	$—
Current Portion of Long-Term Debt	23,500	—
Accounts Payable	32,925	22,289
Restructuring Reserve	8,011	1,404
Deferred Revenue	52,757	48,578
Other Current Liabilities	31,092	31,907

Total Current Liabilities	155,013	104,178
Deferred Income Taxes	35,957	14,489
Long-Term Debt, Less Current Portion (1)	40,370	4,504
Subordinated Notes Payable, Less Current Portion	26,601	28,859
Other Long-Term Liabilities	7,012	4,653

Total Liabilities	264,953	156,683
Total Shareholders' Equity	239,081	276,972

Total Liabilities and Shareholders' Equity	$504,034	$433,655

(1)
The Company has notified its lenders that it is not in compliance with certain financial covenants required by its Revolving Credit & Term Loan Agreement (the "Loan Agreement"). The Company is currently in negotiations with its lenders to amend the covenants of the Loan Agreement and obtain a waiver of the default for the quarter ended September 30, 2002. The accompanying consolidated balance sheet at September 30, 2002 assumes that the amendment and waiver will be granted. If the Company is unable to obtain an appropriate amendment and waiver or refinance the amounts outstanding under the Loan Agreement prior to the filing date for our report on Form 10-Q, long-term debt associated with the Loan Agreement totaling $35,938,000 at September 30, 2002 will be reclassified to current liabilities.

QuickLinks

PART III—NARRATIVE
PART IV—OTHER INFORMATION
MSC.SOFTWARE REPORTS THIRD QUARTER REVENUE GROWTH OF 29%
CONSOLIDATED STATEMENTS OF OPERATIONS
PRO FORMA RESULTS (EXCLUDING RESTRUCTURING AND OTHER IMPAIRMENT CHARGES, WRITE-OFF OF ACQUIRED IN-PROCESS R&D AND CUMULATIVE CHANGE)
CONDENSED CONSOLIDATED BALANCE SHEETS